Exhibit 4.12

Schedule of Material Differences between:

•                  Form of Fixed Assets Loan Contract between Industrial and Commercial Bank and China, Dongcheng Branch (“ICBC”) and Bona Film Group Co., Ltd. (PRC) filed as Exhibit 10.9 to Registration on Form F-1 (File No. 333-170657) (“ICBC Loan 2009 Form”), and

•                  Form of Fixed Assets Loan Contract between ICBC and Bona Film Group Co., Ltd. (PRC) entered into in 2012 (“ICBC Loan 2012 Form”)

Material difference	ICBC Loan 2009 Form	ICBC Loan 2012 Form
Article 11. Other Agreements between the Parties — Section 11.1

“The Borrower shall open with the Lender the film shooting and production crew funds payment supervision account. After the percentage of self-owned funds reaches 30%, the Borrower shall draw down the loan in accordance with the shooting progress of each film based on the principle that self-owned funds shall be put in place in advance and in the same proportion.”

“The Borrower shall open with the Lender the film shooting and production crew funds payment supervision account. After the percentage of self-owned funds reaches 100%, the Borrower shall draw down the loan in accordance with the shooting progress of the film. Each drawdown shall be made by way of entrusted payment.”

Article 11. Other Agreements between the Parties	N/A

“If the premier of the initial supplemental film, [x] does not occur by the time of Borrower’s final drawdown of the loan, the Borrower is entitled, upon consent of Lender, to replace the initial supplemental film with a new supplemental film whose premier is prior to that of the film [financed by the loan].”